SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                                 Celeritek, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                                 Tamer Husseini
                                 Celeritek, Inc.
                              3236 Scott Boulevard
                          Santa Clara, California 95054
                                 (408) 986-5060
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103         SCHEDULE 13D
--------------------------------------------------------------------------------
     1   Names of Reporting Persons: Anaren, Inc.

         I.R.S. Identification Nos. of above persons (entities only): 16-0928561
--------------------------------------------------------------------------------
     2   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3   SEC Use Only

--------------------------------------------------------------------------------
     4   Source of Funds (See Instructions)
         WC
--------------------------------------------------------------------------------
     5   Check if Disclosure of Legal Proceedings
         is Required Pursuant to Item 2(d) or 2(e)
        [_]
--------------------------------------------------------------------------------
     6   Citizenship or Place of Organization
         New York
--------------------------------------------------------------------------------
                       7    Sole Voting Power             777,300
    Number of         ----------------------------------------------------------
     Shares            8    Shared Voting Power           - 0 -
  Beneficially        ----------------------------------------------------------
  Owned by Each        9    Sole Dispositive Power        777,300
    Reporting         ----------------------------------------------------------
   Person With         10   Shared Dispositive Power      - 0 -
--------------------------------------------------------------------------------
     11  Aggregate Amount Beneficially Owned by Each Reporting Person:
         777,300 shares of Common Stock
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)       [_]
--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11):
         6.3%
--------------------------------------------------------------------------------
     14  Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------


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

      This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2002, as amended on August 6, 2002 and September 20, 2002, by Anaren, Inc. (formerly Anaren Microwave, Inc.), a New York corporation ("Anaren"), with respect to its ownership of common stock, no par value, of Celeritek, Inc., a California corporation ("Celeritek").

Item 4. Purpose of Transaction

On April 7, 2003, Celeritek's Board of Directors filed a preliminary Proxy Statement in connection with the Special Meeting of Shareholders of Celeritek to be held on May 19, 2003. Included in Celeritek's Proxy Statement are statements regarding Anaren's interest in a potential business combination with Celeritek that are not accurate. Specific inaccurate statements included in Celeritek's Proxy Statement and Anaren's responses are set forth below. These responses are offered for the purpose of correcting the public record and reconciling the inconsistencies between Anaren's Schedule 13D, as amended, and Celeritek's preliminary Proxy Statement. Such information is not intended to be, nor should it be construed as, a solicitation in connection with any proposal to be considered at the Special Meeting.

CELERITEK PROXY STATEMENT:

"In this (August 2, 2002) meeting, Celeritek offered to allow Anaren to perform a due diligence review of Celeritek and its business with a view to enabling Anaren to prepare a more concrete offer for the company, provided that Anaren signed a customary confidentiality and standstill agreement."


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

ANAREN RESPONSE:

As stated in Amendment No. 1 to Anaren's Schedule 13D filed with the SEC on August 6, 2002, at the August 2, 2002 meeting, Tamer Husseini, Celeritek's Chairman, President and Chief Executive Officer, stated that Celeritek has adopted a "stand-alone strategy" and indicated that Celeritek is not interested in negotiating a business combination transaction between Anaren and Celeritek. At no time during this meeting, which was held at Anaren's request, did Celeritek offer to allow Anaren to perform a due diligence review under any circumstances.

CELERITEK PROXY STATEMENT:

"On August 5, 2002, Celeritek sent Anaren a standard Confidentiality and Standstill Agreement under which Celeritek would have agreed to provide Anaren with access to confidential information in exchange for Anaren's agreement to refrain from making any offers to acquire Celeritek without the approval of Celeritek's Board."

ANAREN RESPONSE:

Celeritek did not send any Confidentiality and Standstill Agreement to Anaren on August 5, 2002. On August 16, 2002, Anaren received, via electronic mail, a document referred to by Celeritek as a "Confidentiality and Standstill Agreement" from Celeritek's counsel (Wilson, Sonsini, Goodrich & Rosati), together with a letter which stated in relevant part: "The purpose of the proposed Agreement is to give Anaren an opportunity to meet with Celeritek management to discuss and present its views with respect to its interest in Celeritek." At no time, either prior to submission of the Confidentiality and Standstill Agreement to Anaren or at any time thereafter, did Celeritek inform Anaren that it would permit Anaren access to confidential information, but rather informed Anaren that it would "consider" allowing Anaren to perform certain due diligence but only if Anaren would agree, for a two year period, to refrain from making any offers to acquire Celeritek without the approval of Celeritek's Board.

Anaren's management continues to believe that appropriate due diligence review of Celeritek, particularly in light of Celeritek's recent acquisition of Tavanza, Inc. and its declining business, is a necessary prerequisite to any potential business combination of Celeritek and Anaren. Anaren intends to consider all of the alternatives available to it, and may pursue one or more of the possible actions outlined in the Schedule 13D.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  April 10, 2003                      ANAREN, INC.

                                           By: /s/ Lawrence A. Sala
                                               ---------------------------------
                                           Name:   Lawrence A. Sala
                                           Title:  Chairman, President and Chief
                                                   Executive Office


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